Exhibit 99.1

Jumia reports Fourth Quarter and Full Year 2021 results

Accelerating growth momentum in Q4 2021

Orders increased by 40% year-over-year

GMV increased by 20% year-over-year

Revenue increased by 26% year-over-year

Lagos, February 23, 2022 – Jumia Technologies AG (NYSE: JMIA) (“Jumia” or the “Company”) announced today its financial results for the fourth quarter and full-year ended December 31, 2021.

Results highlights for the fourth quarter 2021

	For the three months ended December 31
	As reported		YoY	As reported	Constant currency	YoY
In USD million, unless otherwise stated	2020	2021	Change	2020	2021	Change
Quarterly Active Consumers (million)	3.0	3.8	28.8%	n.a.	n.a.	n.a.
Orders (million)	8.1	11.3	39.9%	n.a.	n.a.	n.a.
GMV	274.6	330.1	20.2%	274.6	339.2	23.5%
TPV	70.1	90.5	29.1%	70.1	93.4	33.2%
TPV as % of GMV	25.5%	27.4%		25.5%	27.5%

Revenue	49.3	62.0	25.8%	49.3	63.7	29.1%
Gross Profit	33.0	33.7	2.1%	33.0	34.7	5.1%
Fulfillment expense	(23.1)	(30.5)	31.8%	(23.1)	(31.2)	34.9%
Sales and Advertising expense	(12.0)	(31.1)	159.1%	(12.0)	(31.4)	161.3%
Technology and Content expense	(8.7)	(13.1)	50.8%	(8.7)	(13.3)	52.5%
G&A expense, excluding SBC	(26.2)	(32.0)	22.2%	(26.2)	(36.2)	38.6%
Adjusted EBITDA	(33.8)	(70.0)	106.9%	(33.8)	(71.7)	111.8%
Operating Loss	(47.5)	(84.7)	78.3%	(47.5)	(86.0)	81.2%

“The fourth quarter of 2021 marked meaningful acceleration and growth momentum with new records reached across all usage metrics. Quarterly Active Consumers, Orders and GMV reached all-time highs of 3.8 million, 11.3 million and $330 million respectively, increasing by 29%, 40% and 20% year-over-year respectively,” commented Jeremy Hodara and Sacha Poignonnec, Co-Chief Executive Officers of Jumia. “Our growth acceleration strategy initiated in the second half of 2021 is clearly bearing fruit. This further fuels our confidence to continue investing in consumer acquisition and education in the form of marketing and consumer incentives to drive e-commerce adoption. In parallel, we intend to further invest in our platform, enhancing our technology backbone and logistics infrastructure to support the long-term growth of the business. We are confident our efforts to accelerate growth will help us scale Jumia and ultimately contribute to taking the business to profitability.”

FOURTH QUARTER 2021- BUSINESS HIGHLIGHTS

1.	GROWTH ACCELERATION INITIATIVES

In the fourth quarter of 2021, we continued executing on the growth acceleration strategy initiated at the end of the second quarter of 2021. Our strategy was further informed by the learnings from in-depth customer research conducted in the second half of 2021, in collaboration with the Boston Consulting Group. The survey covered over 5,000 respondents in selected markets, encompassing both qualitative and quantitative research.

The key levers of our growth acceleration plan are as follows:

●	Increased marketing investments on a multi-channel basis, to drive consumer acquisition and retention.
●	Enhanced assortment relevance with a focus on everyday product categories.
●	Improved pricing and shipping policy.
●	Improved user experience and convenience through platform enhancements.

We have outlined below relevant developments in the fourth quarter of 2021 with respect to each one of these levers.

Marketing investments

●	In the fourth quarter of 2021, we continued ramping up marketing investments across channels, albeit at a slower pace compared to the third quarter of 2021 with Sales & Advertising expense increasing 159% year-over-year in the fourth quarter of 2021 compared to 228% year-over-year in the third quarter of 2021. We continued to rebalance our marketing investments between awareness, activation and conversion with increased share allocated to awareness and activation.
●	To optimize our overall marketing spend and allocation by channel, in addition to our existing marketing optimization tools, we are deploying an enhanced Return On Marketing Investment (“ROMI”) model. This is a customized engine trained on multiple years of Jumia data to model the differentiated impact of various marketing activities and channels on customer acquisition and loyalty, informing the marketing budget allocation.

Commercial: Assortment and pricing

●	We continue to be focused on increasing the relevance of Jumia for the everyday needs of consumers. In particular, the FMCG and grocery categories are key priority areas, leveraging both our e-commerce platform for planned purchases and our on-demand platform, Jumia Food, for more immediate needs. On our physical goods platform, we added over 850 new brands within the FMCG category in the course of 2021.
●	Alongside selection, price is a core part of the consumer value proposition. Our in-depth consumer survey work revealed that our product pricing is generally viewed as competitive compared to other channels and that reduced shipping fees or free shipping are the most valued attributes for conversion. As a result, we are currently reviewing our shipping policies, introducing free shipping for basket sizes above a specific threshold to enhance the value proposition for consumers and support conversion.

Technology: Platform enhancements

●	We continue to invest in our technology backbone and front-end projects in particular, to make our platforms even more easy-to-use and personalized. During the fourth quarter of 2021, we initiated a revamp of our homepage structure and content to simplify navigation and product discovery. We intend to further enhance user experience with incremental improvements to our product search algorithms and filtering modules, while increasing personalization through the stages of the user journey.
●	To support these efforts, we have been expanding our technology headcount. In the second half of 2021, we opened a new tech hub in Cairo which housed over 120 technology professionals at the end of 2021, taking the total count of technology staff across the group to over 400. We are in the process of opening an additional tech hub in Alexandria, Egypt to further expand our technology capabilities with a view to taking the total technology headcount at the end of 2022 to over 500.

2.JUMIAPAY UPDATE
●	To support the growth of JumiaPay on and off-platform, we conducted an upgrade of our risk infrastructure in the fourth quarter of 2021. In addition to our proprietary in-house risk engine which scans each transaction real time against over 300 factors, we rolled out a third-party device fingerprinting technology. This tool aggregates over 1,000 datapoints providing even more precise fraud detection and prevention.
●	We further expanded the range of consumer finance products available to our consumers during the fourth quarter of 2021, as part of the Black Friday campaign.
-	We established a partnership with valU in Egypt, a leading Buy Now Pay Later (“BNPL”) fintech platform. As part of this partnership, valU functions as a payment method integrated within the JumiaPay checkout, allowing consumers to pay through interest-free installments over 9 months. We are currently working on expanding the range of tenures for the BNPL installments.
-	In addition, as part of the Black Friday campaign, we partnered with 7 different banks in Egypt to offer installments to consumers. We also rolled out installments for the first time in Nigeria and Kenya in partnership with banks.
●	On the JumiaPay app, we continued adding more relevant, everyday, services. In Nigeria, we set up an integration with Quickteller, the largest billing aggregator in Nigeria. This partnership allows us to offer over 70 additional billers on the JumiaPay app, including Government services, internet service providers, airlines and many more.
●	We are in an ongoing dialogue with regulators in the jurisdictions where we operate JumiaPay. In Nigeria, in order to ensure compliance with Central Bank requirements, we have agreed to adjust our operating model to partner with a third-party payment services provider for the processing of card transactions via JumiaPay. This change, which is expected to take effect in March 2022, may temporarily affect the payment experience in Nigeria and negatively impact payment volumes on the platform.

3.MONETIZATION UPDATE

Logistics services to third parties

●	We continue to experience increasing demand for our logistics services from third parties. We posted another volume record reaching 3.3 million packages shipped during the fourth quarter on behalf of 996 clients, an increase of more than 200 compared to the third quarter of 2021.
●	For the full year 2021, we shipped 8.3 million packages on behalf of 1,489 clients, with revenue generated from this activity exceeding $3 million.
●	Logistics-as-a-service clients during the quarter included:
-	Centrepoint, a supply management company based in Ghana, providing warehousing solutions in West Africa and end-to-end distribution solutions. Centrepoint partnered with Jumia to provide trucking services to transport items from its warehouse to clients and partners.
-	Nigerian Bottling Company (NBC), the bottling partner of Coca-Cola for more than 70 years and one of the world’s largest bottlers of Coca-Cola, selling over 2 billion cases every year. Jumia is providing NBC with haulage and fulfilment services to its retailers in Abuja.
-	MIB, a leading manufacturer of wines and liqueurs in Ivory Coast with recognized brands such as Châteaux de France and Rhum Calao. MIB partnered with Jumia for the delivery of its products to customers across Ivory Coast.

Advertising

●	On the advertising front, the fourth quarter of 2021 was marked by the launch of new advertising channels. We launched an audience extension product in partnership with Criteo allowing Jumia brands and sellers to run dedicated dynamic campaigns to targeted audiences on Criteo’s broader publishers’ network. We also started monetizing for the first time our affiliates network such as our Influencers platform, allowing Jumia brands to broaden their reach and publish their campaigns on these platforms.

4.IMPACT INITIATIVES

Outlined below are selected initiatives as part of our ongoing sustainability efforts.

●	In an effort to reduce carbon emissions and our commitment towards being an environmentally conscious business, Jumia, in conjunction with eBee Africa, piloted the use of electric bicycles for deliveries in Nairobi, Kenya. This initiative will facilitate deliveries using a zero local emission transport network. In addition to the environmental benefits, these bicycles will help to reduce the cost of delivery and enable higher income for our riders as they do not consume fuel and have lower maintenance costs compared to traditional motorcycles.
●	Jumia partnered with the Fédération Internationale de l’Automobile (FIA) Safe and Affordable Helmet Programme to donate more than 7,000 motorcycle helmets to its riders. The purpose of this project is to provide higher quality helmets that adhere to the United Nations safety standards in territories where accessibility and affordability is challenging. This forms part of Jumia’s mission to enhance the well-being of its workers and partners and going one step further to ensure they comply with the necessary safety standards.
●	In support of the Priceless Planet Coalition, Jumia partnered with Mastercard to donate 5 trees for every transaction made using a Mastercard payment card through JumiaPay from November 22 to November 26, 2021 in select markets. This initiative aims to combat climate change by re-growing forests in geographies with the greatest need and potential for positive climate, community and biodiversity impact. A total of 25,000 trees were donated as part of this forest restoration initiative.

SELECTED OPERATIONAL KPIs

1.	Marketplace KPIs

	For the three months ended			For the year ended
	December 31,		YoY	December 31,		YoY
	2020	2021	Change	2020	2021	Change
Quarterly Active Consumers (million)	3.0	3.8	28.8%	n.a.	n.a.	n.a.
Annual Active Consumers (million)	n.a.	n.a.	n.a.	6.8	8.0	16.7%
Orders (million)	8.1	11.3	39.9%	27.9	34.0	22.0%
GMV (USD million)	274.6	330.1	20.2%	955.5	990.6	3.7%

●	To add further granularity to our usage KPIs, we are introducing Quarterly Active Consumers which will be reported on a quarterly basis going forward, alongside Annual Active Consumers which will be provided annually. Quarterly Active Consumers data for historical periods has been provided in the appendix.
●	Quarterly Active Consumers reached an all-time high of 3.8 million, up 29% year-over-year, supported by record new consumer additions during the quarter and the Black Friday campaign in particular.
●	Orders reached 11.3 million, the highest ever number of quarterly orders, up 40% year-over-year. The growth trends by product category illustrate the success of the strategic focus on everyday product categories, supported by increased marketing investments:
o	The fastest growing category in terms of items sold was FMCG, which increased by 107% year-over-year. FMCG is now the second-largest category in terms of items sold after Fashion, accounting for 14% of items sold in the fourth quarter of 2021, compared to 9% in the fourth quarter of 2020. This increase is attributable to the momentum in the grocery sub-category, which we are currently developing. The second fastest growing category in terms of items sold was Food Delivery, which continues to sustain very strong momentum, growing by 82% year-over-year.
o	Phones and Electronics are showing some early signs of momentum growing by 10% year-over-year in terms of items sold, though the global supply chain situation for these categories remains volatile.
●	GMV reached an all-time high of $330.1 million, up 20% on a year-over-year basis and 24% on a constant currency basis. In terms of trends by product category, we observed the following:
o	Continued diversification of GMV in favor of everyday categories, in line with our strategy to serve both the occasional and daily needs of our customers. Phones and Electronics went from accounting for 40% of GMV in the fourth quarter of 2020 to 35% of GMV in the fourth quarter of 2021.
o	The largest contributing category to GMV growth in absolute terms was Fashion, which increased by 28% year-over-year and is now our largest product category in GMV terms, accounting for almost 20% of GMV in the fourth quarter of 2021. The second largest contributing category to GMV growth was Food Delivery which increased by 63% on a year-over-year basis, mirroring the strong volume growth in this category.

2.	JumiaPay KPIs

	For the three months ended			For the year ended
	December 31,		YoY	December 31,		YoY
	2020	2021	Change	2020	2021	Change
TPV (USD million)	70.1	90.5	29.1%	224.3	263.3	17.4%
JumiaPay Transactions (million)	2.7	3.9	46.5%	9.6	12.1	25.5%

●	TPV increased by 29% year-over-year and 33% on a constant currency basis, reaching $90.5 million in the fourth quarter of 2021, supported by the strong growth in GMV, in JumiaPay app services in particular. On-platform penetration of JumiaPay as a percentage of GMV reached a new high of 27.4% in the fourth quarter of 2021 up from 25.5% in the fourth quarter of 2020 as we focus on increasing the penetration of JumiaPay in a disciplined and gradual manner.
●	JumiaPay Transactions reached 3.9 million in the fourth quarter of 2021, increasing by 46% year-over-year, the fastest growth rate of the past 7 quarters. JumiaPay Transactions growth was supported by accelerating volume growth across the business, in the Food Delivery category in particular.

Overall, 34.7% of Orders placed on the Jumia platform in the fourth quarter of 2021 were completed using JumiaPay, compared to 33.1% in the fourth quarter of 2020.

SELECTED FINANCIAL INFORMATION

	For the three months ended			For the year ended
	December 31,		YoY	December 31,		YoY
(USD million)	2020	2021	Change	2020	2021	Change
Revenue	49.3	62.0	25.8%	159.4	177.9	11.7%
Marketplace revenue	32.8	32.4	(1.2)%	107.1	108.2	1.0%
Commissions	11.8	8.9	(24.8)%	39.5	35.3	(10.6)%
Fulfillment	11.9	10.7	(9.8)%	37.0	36.4	(1.6)%
Marketing & Advertising	3.5	4.2	20.0%	8.8	10.8	22.5%
Value Added Services	5.6	8.6	53.2%	21.8	25.7	18.0%
First Party revenue	15.9	28.2	76.8%	50.4	65.1	29.2%
Other revenue	0.6	1.5	135.6%	1.9	4.6	149.6%

Gross Profit	33.0	33.7	2.1%	106.0	110.5	4.3%

Fulfillment expense	(23.1)	(30.5)	31.8%	(79.1)	(88.7)	12.1%
Sales and Advertising expense	(12.0)	(31.1)	159.1%	(37.1)	(81.9)	121.0%
Technology and Content expense	(8.7)	(13.1)	50.8%	(31.8)	(39.2)	23.3%
General and Administrative expense ("G&A")	(37.4)	(44.0)	17.7%	(132.0)	(142.8)	8.1%
of which Share Based Compensation ("SBC")	(11.2)	(12.0)	7.2%	(24.7)	(34.5)	39.8%
G&A expense, excluding SBC	(26.2)	(32.0)	22.2%	(107.3)	(108.2)	0.8%

Adjusted EBITDA	(33.8)	(70.0)	106.9%	(136.3)	(196.7)	44.3%

Operating loss	(47.5)	(84.7)	78.3%	(170.3)	(240.9)	41.4%

Revenue

●	Revenue reached $62.0 million in the fourth quarter of 2021, up 26% on a year-over-year basis. This was driven by the strong growth in First Party Revenue which accelerated by 77% in the fourth quarter of 2021, on a year-over-year basis. We undertook more business on a first-party basis during the quarter, as we continue to build-out the assortment in FMCG and the grocery sub-category in particular.

To support usage growth, we deployed more consumer incentives in the form of promotional discounts which are accounted for as revenue deductions. Strategic use of consumer incentives on selected products or categories helps us drive conversion and is a core part of our growth acceleration strategy. Revenue is presented net of consumer incentives, which reached $11.1 million in the fourth quarter of 2021 compared to $3.2 million in the fourth quarter of 2020. First party revenue is also presented net of the relevant consumer incentives, which reached $1.6 million in the fourth quarter of 2021, compared to $0.7 million in the fourth quarter of 2020.

●	Marketplace revenue reached $32.4 million in the fourth quarter of 2021, down 1% on a year-over-year basis.
o	Commission revenue reached $8.9 million, down 25% year-over-year. Before consumer incentives impact which come as a deduction to commission revenue, we maintained healthy levels of commission monetization. Consumer incentives impacting commission revenue increased from $1.7 million in the fourth quarter of 2020 to $7.9 million in the fourth quarter of 2021.
o	Fulfillment revenue reached $10.7 million, down 10% year-over-year. Fulfillment revenue is net of consumer incentives in the form of shipping discounts and free shipping campaigns, which increased from $0.8 million in the fourth quarter of 2020 to $1.7 million in the fourth quarter of 2021.
o	Value Added Services revenue reached $8.6 million, increasing by 53% year-over-year, mostly as a result of an increase in international logistics revenue.
o	Marketing & Advertising revenue increased by 20%, supported by robust seller take-up of our ad solutions during the Black Friday campaign.
o	Other revenue was up 136% year-over-year reaching $1.5 million, largely attributable to the strong momentum of our logistics-as-a-service offering which generated over $1 million revenue in the fourth quarter of 2021.

Gross Profit

Gross profit reached $33.7 million in the fourth quarter of 2021, up 2% year-over-year. On a constant currency basis, gross profit was up 5% year-over-year. Gross profit is net of consumer incentives, which we consider as growth investments and which increased from $3.2 million in the fourth quarter of 2020 to $11.1 million in the fourth quarter of 2021.

Fulfillment Expense

Fulfillment expense reached $30.5 million, up 32% year-over-year while Orders accelerated by 40% over the same period, as we continue driving logistics costs efficiencies.

Sales and Advertising Expense

Sales and Advertising expense reached $31.1 million in the fourth quarter of 2021, up 159% year-over-year and up 81% compared to the fourth quarter of 2019. The increase in marketing investments is a core lever of our growth acceleration strategy and was implemented across marketing channels. We also rebalanced our marketing investment mix with an increased share of offline media and video advertising to drive awareness and activation. In the fourth quarter of 2021, 50% of our Sales & Advertising expense was allocated to online marketing campaigns, 41% to offline media and video advertising and 9% to staff costs. In the fourth quarter of 2020, offline media and video advertising accounted for only 19% of the Sales & Advertising spend, with online marketing campaigns and staff costs representing 63% and 20% respectively.

Technology and Content Expense

Technology and Content expense increased by 51% to $13.1 million in the fourth quarter of 2021 from $8.7 million in the same period last year, as we increased our technology investments and expanded our technology headcount to support the growth of our e-commerce and payment activities.

General and Administrative Expense

General & Administrative expense, excluding SBC, reached $32.0 million in the fourth quarter of 2021, up 22% on a year-over-year basis. This trend was mostly attributable to a temporary increase in professional fees as well as an uptick in staff costs as we strengthened the management team in selected areas to support the growth of the business.

Operating loss

●	Operating loss was $84.7 million, up 78% year-over-year, mostly as a result of increased growth investments in the form of consumer incentives, Sales and Advertising and Technology and Content investments.
●	Adjusted EBITDA loss was $70.0 million in the fourth quarter of 2021, up 107% year-over-year as a result of the aforementioned factors.
●	On a constant currency basis, Operating loss and Adjusted EBITDA loss increased by 81% and 112% respectively.

Cash Position

At December 31, 2021, we had a liquidity position of $512.8 million comprised of $117.1 million of cash and cash equivalents and $395.7 million of Term deposits and other financial assets. Cash used in operating and investing activities reached $66.6 million. Cash utilization was supported by a positive working capital effect of $4.1 million as a result of an increase in payables relating to the uptick in first party activity as well as a shorter receivables cycle.

GUIDANCE

For 2022, we expect continued year-over-year GMV growth acceleration, building upon the momentum of the second half of 2021.

To support our long-term growth, we intend to continue investing in e-commerce adoption while further enhancing our platform. We expect to spend between $50 million and $55 million in Sales & Advertising in the first half of 2022. For the full year 2022, we expect Adjusted EBITDA loss of $200 million to $220 million. In an effort to further increase our consumer reach and reduce delivery times, we intend to undertake logistics capacity expansion and upgrades and expect to incur capex between $15 million to $25 million during the full year 2022.

The above forward-looking statements reflect our expectations as of February 23, 2022 and could be subject to change and involve inherent risks which we are not able to control. These risks include but are not limited to new potential disruptions caused by COVID-19, any global supply chain issues, as well as political and economic conditions across countries where we operate.

CONFERENCE CALL AND WEBCAST INFORMATION

Jumia will host a conference call today, February 23, 2022 at 8:30 a.m. U.S. Eastern Time to discuss Jumia’s results. Details of the conference call are as follows:

US Toll Free: 888-506-0062

International: 973-528-0011

UK Toll Free: 0800 520 0845

Entry Code: 632681

A live webcast of the earnings conference call can be accessed on the Jumia Investor Relations website: https://investor.jumia.com/

An archived webcast will be available following the call.

(UNAUDITED)

Consolidated statement of comprehensive income as of December 31, 2020 and 2021

	For the three months ended		For the year ended
	December 31,	December 31,	December 31,	December 31,
In thousands of USD	2020	2021	2020	2021
Revenue	49,339	62,048	159,366	177,934
Cost of revenue	16,350	28,372	53,397	67,385
Gross profit	32,989	33,676	105,969	110,549
Fulfillment expense	23,104	30,459	79,114	88,695
Sales and advertising expense	12,010	31,121	37,063	81,924
Technology and content expense	8,688	13,102	31,781	39,197
General and administrative expense	37,369	43,999	132,021	142,765
Other operating income	647	534	3,797	1,415
Other operating expense	(58)	202	116	279
Operating loss	(47,477)	(84,673)	(170,329)	(240,896)
Finance income(*)	2,281	1,917	5,620	24,842
Finance costs(*)	8,896	1,902	16,023	10,291
Loss before Income tax(*)	(54,092)	(84,658)	(180,732)	(226,345)
Income tax expense	1,426	371	2,986	442
Loss for the period(*)	(55,518)	(85,029)	(183,718)	(226,787)
Attributable to:
Equity holders of the Company(*)	(55,688)	(85,016)	(183,682)	(226,747)
Non-controlling interests	170	(13)	(36)	(40)
Loss for the period(*)	(55,518)	(85,029)	(183,718)	(226,787)
Other comprehensive income/loss to be classified to profit or loss in subsequent periods
Exchange differences on translation of foreign operations - net of tax	36,875	12,257	95,187	(12,282)
Other comprehensive income / (loss) on net investment in foreign operations - net of tax	(29,662)	(11,764)	(84,926)	(3,667)
Other comprehensive income / (loss) on financial assets at fair value through OCI(*)	—	(2,499)	—	(3,941)
Other comprehensive income / (loss)(*)	7,213	(2,006)	10,261	(19,890)
Total comprehensive loss for the period	(48,305)	(87,035)	(173,457)	(246,677)
Attributable to:
Equity holders of the Company	(48,523)	(87,032)	(173,430)	(246,666)
Non-controlling interests	218	(3)	(27)	(11)
Total comprehensive loss for the period	(48,305)	(87,035)	(173,457)	(246,677)

(*) As of September 30, 2021, interests and management fees of the financial investments have been reclassified from “Other reserves” to “Finance income” and “Finance costs”.

(UNAUDITED)

Consolidated statement of financial position as of December 31, 2020 and 2021

	As of
	December 31,	December 31,
In thousands of USD	2020	2021
Assets
Non-current assets
Property and equipment	20,308	21,824
Intangible assets	542	327
Deferred tax assets	125	665
Other non-current assets	1,688	2,278
Total Non-current assets	22,663	25,094
Current assets
Inventories	8,221	10,948
Trade and other receivables	13,146	17,963
Income tax receivables	779	1,468
Other taxes receivables	3,782	3,775
Prepaid expenses	12,761	5,672
Term deposits and other financial assets	1,215	395,715
Cash and cash equivalents	373,931	117,090
Total Current assets	413,835	552,631
Total Assets	436,498	577,725
Equity and Liabilities
Equity
Share capital	219,843	234,154
Share premium	1,478,230	1,736,469
Other reserves	143,871	164,557
Accumulated losses	(1,566,600)	(1,722,142)
Equity attributable to the equity holders of the Company	275,344	413,038
Non-controlling interests	(447)	(454)
Total Equity	274,897	412,584
Liabilities
Non-current liabilities
Non-current borrowings	9,750	8,631
Deferred tax liabilities	61	—
Provisions for liabilities and other charges – non-current	442	676
Deferred income – non-current	1,019	875
Trade and other payables – non-current	—	769
Total Non-current liabilities	11,272	10,951
Current liabilities
Current borrowings	3,638	3,906
Trade and other payables	75,770	75,430
Income tax payables	14,026	13,281
Other taxes payable	12,662	19,212
Provisions for liabilities and other charges	39,004	36,409
Deferred income	5,229	5,952
Total Current liabilities	150,329	154,190
Total Liabilities	161,601	165,141
Total Equity and Liabilities	436,498	577,725

(UNAUDITED)

Consolidated statement of cash flows as of December 30, 2020 and 2021

	For the three months ended		For the year ended
	December 31,	December 31,	December 31,	December 31,
In thousands of USD	2020	2021	2020	2021
Loss before Income tax(*)	(54,092)	(84,658)	(180,732)	(226,345)
Depreciation and amortization of tangible and intangible assets	2,413	2,613	9,282	9,656
Impairment losses on loans, receivables and other assets	1,056	(66)	5,028	2,011
Impairment losses on obsolete inventories	(137)	51	539	416
Share-based payment expense	11,220	12,032	24,710	34,548
Net (gain)/loss from disposal of tangible and intangible assets	(31)	149	(19)	180
Change in provision for other liabilities and charges	1,699	(1,324)	6,226	(243)
Lease modification (income)/expense	(2)	(9)	(66)	(37)
Interest (income)/expenses(*)	279	(1,037)	700	(996)
Net foreign exchange (gain)/loss	7,215	5,087	12,118	(7,774)
Net (gain)/loss on financial instruments at fair value through profit or loss	—	851	—	998
Impairment losses on financial assets at fair value through OCI	—	35	—	88
Share-based payment expense - settlement	—	(1,237)	—	(1,237)
(Increase)/Decrease in trade and other receivables, prepayments and VAT receivables	(4,523)	(2,863)	6,120	(2,630)
(Increase)/Decrease in inventories	1,639	(1,412)	2,007	(3,751)
Increase/(Decrease) in trade and other payables, deferred income and VAT payables	1,391	8,607	2,951	26,012
Income taxes paid	317	(243)	(1,253)	(2,017)
Net cash flows used in operating activities(*)	(31,556)	(63,424)	(112,389)	(171,121)

Cash flows from investing activities
Purchase of property and equipment	(763)	(4,426)	(2,279)	(7,166)
Proceeds from disposal of property and equipment	21	12	24	22
Purchase of intangible assets	(36)	6	(595)	(19)
Interest received(*)	150	1,400	883	2,602
Movement in other non-current assets	(29)	(758)	57	(683)
Movement in term deposits and other financial assets(*)	30	571	68,862	(399,566)
Net cash flows (used in) / from investing activities(*)	(627)	(3,195)	66,952	(404,810)
Cash flows from financing activities
Interest settled - financing	(8)	7	(39)	(74)
Payment of lease interest	(413)	(366)	(1,520)	(1,543)
Repayment of lease liabilities	(1,141)	(872)	(4,570)	(5,072)
Equity transaction costs	(12,297)	(179)	(12,776)	(7,779)
Capital contributions	243,202	—	243,202	348,646
Proceeds from exercise of share options	125	5	747	68
Net cash flows (used in) / from financing activities	229,468	(1,405)	225,044	334,246
Net decrease/increase in cash and cash equivalents	197,285	(68,024)	179,607	(241,685)
Effect of exchange rate changes on cash and cash equivalents	4,128	167	3,645	(15,156)
Cash and cash equivalents at the beginning of the period	172,518	184,947	190,679	373,931
Cash and cash equivalents at the end of the period	373,931	117,090	373,931	117,090

(*) As of September 30, 2021, interests and management fees of the financial investments have been reclassified from “Other reserves” to “Finance income” and “Finance costs”.

Forward Looking Statements

This release includes forward-looking statements. All statements other than statements of historical facts contained in this release, including statements regarding our future results of operations and financial position, industry dynamics, business strategy and plans and our objectives for future operations, are forward-looking statements. These statements represent our opinions, expectations, beliefs, intentions, estimates or strategies regarding the future, which may not be realized. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “targets,” “projects,” “believes,” “estimates”, “potential” or “continue” or the negative of these terms or other similar expressions that are intended to identify forward-looking statements. Forward-looking statements are based largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements involve known and unknown risks, uncertainties, changes in circumstances that are difficult to predict and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statement, including, without limitation, the risks described under Item 3. “Key Information—D. Risk Factors,” in our Annual Report on Form 20-F as filed with the US Securities and Exchange Commission. Moreover, new risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. We caution you therefore against relying on these forward-looking statements, and we qualify all of our forward-looking statements by these cautionary statements.

The forward-looking statements included in this release are made only as of the date hereof. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements will be achieved or occur. Moreover, neither we nor our advisors nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. Neither we nor our advisors undertake any obligation to update any forward-looking statements for any reason after the date of this release to conform these statements to actual results or to changes in our expectations, except as may be required by law. You should read this release with the understanding that our actual future results, levels of activity, performance and events and circumstances may be materially different from what we expect.

Non-IFRS and Other Financial and Operating Metrics

Changes, percentages, ratios and aggregate amounts presented have been calculated on the basis of unrounded figures.

This release includes certain financial measures and metrics not based on IFRS, including Adjusted EBITDA, as well as operating metrics, including Annual Active Consumers, Orders and GMV. We define Annual Active Consumers, Orders, GMV, Total Payment Volume, JumiaPay Transactions and Adjusted EBITDA as follows:

Annual Active Consumers means unique consumers who placed an order for a product or a service on our platform, within the 12-month period preceding the relevant date, irrespective of cancellations or returns.

Quarterly Active Consumers means unique consumers who placed an order for a product or a service on our platform, within the 3-month period preceding the relevant date, irrespective of cancellations or returns.

We believe that Annual Active Consumers and Quarterly Active Consumers are useful indicators of the adoption of our offering by consumers in our markets.

Orders corresponds to the total number of orders for products and services on our platform, irrespective of cancellations or returns, for the relevant period.

We believe that the number of orders is a useful indicator to measure the total usage of our platform, irrespective of the monetary value of the individual transactions.

Gross Merchandise Value (“GMV”) corresponds to the total value of orders for products and services, including shipping fees, value added tax, and before deductions of any discounts or vouchers, irrespective of cancellations or returns for the relevant period.

We believe that GMV is a useful indicator for the usage of our platform that is not influenced by shifts in our sales between first-party and third-party sales or the method of payment.

We use Annual Active Consumers, Quarterly Active Consumers, Orders and GMV as some of many indicators to monitor usage of our platform.

Total Payment Volume (“TPV”) corresponds to the total value of orders for products and services for which JumiaPay was used including shipping fees, value-added tax, and before deductions of any discounts or vouchers, irrespective of cancellations or returns, for the relevant period.

We believe that TPV, which corresponds to the share of GMV for which JumiaPay was used, provides a useful indicator of the development, and adoption by consumers, of the payment services offerings we make available, directly and indirectly, through JumiaPay.

JumiaPay Transactions corresponds to the total number of orders for products and services on our marketplace for which JumiaPay was used, irrespective of cancellations or returns, for the relevant period.

We believe that JumiaPay Transactions provides a useful indicator of the development, and adoption by consumers, of the cashless payment services offerings we make available for orders on our platform irrespective of the monetary value of the individual transactions.

We use TPV and the number of JumiaPay Transactions to measure the development of our payment services and the progressive conversion of cash on delivery orders into prepaid orders.

Adjusted EBITDA corresponds to loss for the period, adjusted for income tax expense (benefit), finance income, finance costs, depreciation and amortization and further adjusted for share-based payment expense.

Adjusted EBITDA is a supplemental non-IFRS measure of our operating performance that is not required by, or presented in accordance with, IFRS. Adjusted EBITDA is not a measurement of our financial performance under IFRS and should not be considered as an alternative to loss for the period, loss before income tax or any other performance measure derived in accordance with IFRS. We caution investors that amounts presented in accordance with our definition of Adjusted EBITDA may not be comparable to similar measures disclosed by other companies, because not all companies and analysts calculate Adjusted EBITDA in the same manner. We present Adjusted EBITDA because we consider it to be an important supplemental measure of our operating performance. Management believes that investors’ understanding of our performance is enhanced by including non-IFRS financial measures as a reasonable basis for comparing our ongoing results of operations. By providing this non-IFRS financial measure, together with a reconciliation to the nearest IFRS financial measure, we believe we are enhancing investors’ understanding of our business and our results of operations, as well as assisting investors in evaluating how well we are executing our strategic initiatives.

Management uses Adjusted EBITDA:

•

as a measurement of operating performance because it assists us in comparing our operating performance on a consistent basis, as it removes the impact of items not directly resulting from our core operations;

•	for planning purposes, including the preparation of our internal annual operating budget and financial projections;
•	to evaluate the performance and effectiveness of our strategic initiatives; and
•	to evaluate our capacity to expand our business.

Items excluded from this non-IFRS measure are significant components in understanding and assessing financial performance. Adjusted EBITDA has limitations as an analytical tool and should not be considered in isolation, or as an alternative to, or a substitute for analysis of our results reported in accordance with IFRS, including loss for the period. Some of the limitations are:

•	Adjusted EBITDA does not reflect our share-based payments, income tax expense (benefit) or the amounts necessary to pay our taxes;
•

although depreciation and amortization are eliminated in the calculation of Adjusted EBITDA, the assets being depreciated and amortized will often have to be replaced in the future and such measures do not reflect any costs for such replacements; and

•	other companies may calculate Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

Due to these limitations, Adjusted EBITDA should not be considered as a measure of discretionary cash available to us to invest in the growth of our business. We compensate for these and other limitations by providing a reconciliation of Adjusted EBITDA to the most directly comparable IFRS financial measure, loss for the period.

The following table provides a reconciliation of loss for the period to Adjusted EBITDA for the periods indicated:

	For the three months ended		For the year ended
	December 31,		December 31,
(USD million)	2020	2021	2020	2021
Loss for the period(*)	(55.5)	(85.0)	(183.7)	(226.8)
Income tax expense	1.4	0.4	3.0	0.4
Net Finance costs / (income)(*)	6.6	(0.0)	10.4	(14.6)
Depreciation and amortization	2.4	2.6	9.3	9.7
Share-based payment expense	11.2	12.0	24.7	34.5
Adjusted EBITDA	(33.8)	(70.0)	(136.3)	(196.7)

(*) As of September 30, 2021, interests and management fees of the financial investments have been reclassified from “Other reserves” to “Finance income” and “Finance costs”.

Quarterly Active Consumers

The following table sets forth Quarterly Active Consumers data for historical periods:

In million	Q1 19	Q2 19	Q3 19	Q4 19	Q1 20	Q2 20	Q3 20	Q4 20	Q1 21	Q2 21	Q3 21	Q4 21
Quarterly Active Consumers	1.6	2.0	2.3	2.8	2.2	2.5	2.4	3.0	2.4	2.7	3.0	3.8

Constant currency data

Certain metrics have also been presented on a constant currency basis. We use constant currency information to provide us with a picture of underlying business dynamics, excluding currency effects.

Constant currency metrics are calculated using the average monthly exchange rates for each month during 2020 and applying them to the corresponding months in 2021, so as to calculate what our results would have been had exchange rates remained stable from one year to the next. Constant currency information is not a measure calculated in accordance with IFRS. While we believe that constant currency information may be useful to investors in understanding and evaluating our results of operations in the same manner as our management, our use of constant currency metrics has limitations as an analytical tool, and you should not consider it in isolation, or as an alternative to, or a substitute for analysis of our financial results as reported under IFRS. Further, other companies, including companies in our industry, may report the impact of fluctuations in foreign currency exchange rates differently, which may reduce the value of our constant currency information as a comparative measure.

The following table sets forth the constant currency data for selected metrics.

	For the three months ended December 31
	As reported		YoY	As reported	Constant currency	YoY
In USD million, except percentages	2020	2021	Change	2020	2021	Change
GMV	274.6	330.1	20.2%	274.6	339.2	23.5%
TPV	70.1	90.5	29.1%	70.1	93.4	33.2%
TPV as % of GMV	25.5%	27.4%		25.5%	27.5%

Gross Profit	33.0	33.7	2.1%	33.0	34.7	5.1%
Fulfillment expense	(23.1)	(30.5)	31.8%	(23.1)	(31.2)	34.9%
Gross Profit after Fulfillment expense	9.9	3.2	(67.5)%	9.9	3.5	(64.5)%
Sales and Advertising expense	(12.0)	(31.1)	159.1%	(12.0)	(31.4)	161.3%
Technology and Content expense	(8.7)	(13.1)	50.8%	(8.7)	(13.3)	52.5%
G&A expense, excluding SBC	(26.2)	(32.0)	22.2%	(26.2)	(36.2)	38.6%
Adjusted EBITDA	(33.8)	(70.0)	106.9%	(33.8)	(71.7)	111.8%
Operating Loss	(47.5)	(84.7)	78.3%	(47.5)	(86.0)	81.2%